Subscriber Number for June 2005

Broadband Internet

(Unit : Subscriber Number)

Residential	ADSL	676,972

	Cable Modem	1,450,062

	Sub-total	2,127,034

Corporate	ADSL	18,652

	Cable Modem	932

	Sub-total	19,584

VDSL		336,756

LMDS		14,929

Wireless LAN		35,827

Fiber optic LAN (note1)		252,344

Total		2,786,474

Monthly net addition		9,232

Note 1. ‘Fiber optic LAN’, which had been included in other broadband items, was separately presented.

Voice

(Unit : Line)

Residential	1,161,677

Corporate	313,042

Total	1,474,719

Monthly net addition	22,272

Leased Line

(Unit : Line)

Leased line	5,026

Internet dedicated	2,872

LMDS(I/D)	7

Wireless Internet Dedicated	—

Internet dedicated	71

Total	7,976

Monthly net addition	1,573

Grand Total

Total	4,269,169

Monthly net addition	33,077